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CONFORMED COPY
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2003	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Name of Registrant)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: August 7, 2003	By:	/s/ STÉPHANE LEMAY Name: Stéphane Lemay Title: Vice-President, General Counsel and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit
1	Press Release: Gildan Activewear announces Record Quarterly Sales and Earnings

EXHIBIT 1

PRESS RELEASE

Contact:	Laurence G. Sellyn, Executive Vice President Finance and Chief Financial Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com
Patricia Leduc, Manager, Investor Relations Tel: (514) 340-8790 Email: pleduc@gildan.com

Gildan Activewear Announces Record Quarterly Sales and Earnings

— EPS Up 11.7% From Fiscal 2002,
Due to Impact of New Low-Cost Capacity Additions and
Continuing Sales Growth —
— Appointment of Lead Director also Announced —

        Montreal, Thursday, August 7, 2003 — Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced record results for its third fiscal quarter and nine months ended July 6, 2003.

Third Quarter Earnings

        The Company reported all-time record quarterly net earnings of $31.3 million, or $1.05 per diluted share, up respectively 13.0% and 11.7% from $27.7 million or $0.94 per diluted share in the third quarter of fiscal 2002.

        As had been reflected in the Company's forecast and guidance for the year, the third quarter of the 2003 fiscal year comprised 14 weeks instead of the normal 13 weeks for a fiscal quarter. The inclusion of an extra week is required in every sixth fiscal year due to the Company's floating year-end date. It is included in the third quarter, which is seasonally the largest sales quarter in the year. Management estimates that the impact of including the extra week in the third quarter of fiscal 2003 was to add approximately $0.06 per diluted share to the EPS for the quarter.

        Based on the Company's actual results, including the extra week, the higher net earnings compared to last year were due to increased unit sales and higher gross margins, together with reduced selling, general and administrative expenses and lower interest expense. The positive impact of these factors was largely offset by the lower selling prices and the weaker U.S. dollar, as well as higher depreciation as a result of the

Company's recent major capital investment projects and a temporary increase in the effective tax rate in the third quarter. The negative impact of the lower U.S. dollar on the Canadian dollar EPS for the quarter is estimated at approximately $0.35 per share. In U.S. dollars, net earnings for the third quarter amounted to U.S. $21.8 million, or U.S. $0.73 per diluted share, up respectively 23.2% and 21.7% from the third quarter of fiscal 2002.

        Sales were a quarterly record of $204.0 million, up 4.2% from $195.7 million in the third quarter of fiscal 2002. The higher sales were due to a 14.0% increase in unit shipments largely offset by the impact of the lower-valued U.S. dollar and lower selling prices. The higher unit sales reflected 11.6% growth in overall industry shipments of T-shirts in the U.S. wholesale distributor market combined with continuing market share increases achieved by Gildan, compared with the third quarter of last year. In spite of capacity constraints, which have prevented the Company from fully capitalizing on the strong demand for its products pending completion of the ramp-up of its new textile capacity expansion, Gildan maintained its market leadership position in the overall T-shirt category, with a share of 28.0%, versus 27.7% a year ago. Gildan continued to achieve significant penetration in the sport shirt segment. Although overall industry shipments in the sport shirt segment through the U.S. distributor channel declined by 13.1%, the Company's market share increased to 19.5% from 13.8% a year ago. Gildan's unit shipments in this category grew by 40.1% compared with the third quarter of fiscal 2002. Gildan's share in the fleece category increased to 12.1%, compared with 11.2% a year ago, while industry demand in this segment declined by 1.8% versus the third quarter of last year. All U.S. market and market share data is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions.

        Gross margins were 30.7% in the third quarter, compared with 29.8% in the third quarter of fiscal 2002. The increase in gross margins was primarily due to the significant impact of the Company's recent capital investments, in particular its new low-cost integrated textile manufacturing facility at Rio Nance, Honduras. The resulting reductions in manufacturing and transportation costs, together with more favourable product mix and the impact of lower raw material costs, were largely offset by lower selling prices and by the impact of the weaker U.S. dollar.

        Selling, general and administrative expenses for the third quarter were $18.8 million, or 9.2% of sales, compared with $19.6 million, or 10.0% of sales, in the third quarter of last year. Selling, general and administrative expenses in the third quarter of the prior year were unusually high due to the timing of accruing the provision for the results-based management incentive program.

        The increase in the tax rate in the third quarter of fiscal 2003, to 12.0% compared with 10.2% in the third quarter of the prior year, was a direct consequence of the significant decline in the U.S. exchange rate during the quarter, which generated an unrealized foreign exchange gain from revaluation of long-term debt denominated in U.S. currency within Gildan's Canadian legal entity. Although this gain was fully offset on a pre-tax basis by an exchange loss on the conversion of U.S. working capital held by foreign subsidiaries, a higher proportion of overall income taxes was reflected at the Canadian tax rate in the quarter. The Company expects that the tax rate will revert to a rate that is in line with the recent downward trend, once the value of the U.S. dollar stabilizes.

Nine Months Earnings

        Net earnings for the first nine months of fiscal 2003 were a record $57.5 million or $1.94 per diluted share, up respectively 22.6% and 21.3% from $46.9 million or $1.60 per diluted share in the first nine months of last year. Diluted EPS for the first nine months of the current year include a $0.04 charge in the second quarter for the closure of Gildan's Montreal sewing plant.

        In U.S. dollars, net earnings for the first nine months after the special charge amounted to U.S. $38.9 million, or U.S. $1.31 per diluted share, up respectively 30.7% and 28.4% from the first nine months of fiscal 2002.

Outlook

        The Company continues to be comfortable with its previously announced EPS range for the full 2003 fiscal year of $2.70 — $2.80 per diluted share, after reflecting the impact of the special charge for the sewing plant closure. If the value of the U.S. dollar remains at the current level, the company expects the full year EPS to be at the higher end of this range.

Cash Flow

        In the third quarter, the Company generated $41.4 million of free cash flow, defined as cash flows from operating activities less cash used in investing activities. Included in investing activities for the quarter were capital expenditures amounting to $13.6 million. The Company ended the third quarter with surplus cash reserves of $68.5 million.

        H. Greg Chamandy, Gildan's Chairman and Chief Executive Officer, commented that "we are pleased to have achieved an all-time record performance for quarterly earnings and EPS. We have been able to fully offset the significant impact of the U.S. currency decline by surpassing our targets for manufacturing efficiencies and by exceeding our unit sales growth forecast, in spite of low inventories and capacity constraints. We continue to be excited about the progress and potential of our Rio Nance integrated textile facility, which will provide additional production capacity as well as allow us to significantly further drive down our cost structure, and position us to achieve our sales and EPS growth objectives in 2004."

        As of July 31, 2003 there were 23,330,234 Class A subordinate shares and 6,094,000 Class B multiple voting shares issued and outstanding along with 1,011,368 options outstanding.

Corporate Governance

        In keeping with Gildan's ongoing commitment to first-class Corporate governance, Mr. Robert M. Baylis has been appointed effective immediately as Lead Director of the Company's Board of Directors. In this capacity, his responsibilities will include chairing a quarterly private executive session of the six independent Board Members. Mr. Baylis has been a member of Gildan's Board of Directors since 1999. An experienced Corporate Director, Mr. Baylis also sits on the Board of four U.S. public companies as well as various charitable institutions. Prior to becoming a professional director, Mr. Baylis served as Chairman and CEO of Credit Suisse First Boston (Asia).

Profile

        Gildan Activewear is a public, vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S. and European apparel markets. The company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 8,500 full-time employees.

        (Unless otherwise indicated, all amounts are expressed in Canadian dollars.)

        Certain statements included in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company's future results.

Information for shareholders

        Gildan Activewear Inc. will hold a conference call to discuss these results today at 10:00 AM Eastern Time. Interested parties can join the call by dialling 1-800-967-7184. The conference call can also be accessed via live webcast at www.gildan.com

        If you are unable to call in at this time, a replay of the conference call will be available by dialling 1-888-203-1112 and entering passcode 354935, until August 14. Concurrently, the conference call will be available on the Investor Relations section of Gildan's website, for 30 days.

GILDAN ACTIVEWEAR INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except per share data)

	Three months ended		Nine months ended
	July 6, 2003	June 30, 2002	July 6, 2003	June 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$204,047	$195,725	$479,375	$440,739
Cost of sales	141,368	137,455	335,429	316,988

Gross margin	62,679	58,270	143,946	123,751
Selling, general and administrative expenses	18,825	19,572	55,336	48,421

Earnings before interest, income taxes, depreciation and amortization (EBITDA)	43,854	38,698	88,610	75,330
Depreciation and amortization	5,871	4,604	17,028	12,696
Interest expense	2,471	3,234	7,357	10,378

Earnings before income taxes	35,512	30,860	64,225	52,256
Income taxes	4,260	3,137	6,717	5,330

Net earnings	$31,252	$27,723	$57,508	$46,926

Basic EPS
Canadian $	$1.06	$0.97	$1.97	$1.65
US $(1)	$0.74	$0.62	$1.33	$1.05
Diluted EPS
Canadian $	$1.05	$0.94	$1.94	$1.60
US $(1)	$0.73	$0.60	$1.31	$1.02
Weighted average number of shares outstanding
Basic	29,373	28,570	29,165	28,386
Diluted	29,768	29,510	29,700	29,302

(1)
The U.S. dollar earnings per share are based on the Canadian GAAP results converted at the average exchange rates for the respective periods.

(2)
Certain prior period figures have been reclassified to conform with the basis of presentation adopted in the current period.

GILDAN ACTIVEWEAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

	Three months ended		Nine months ended
	July 6, 2003	June 30, 2002	July 6, 2003	June 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents, beginning of period	$33,648	$—	$70,905	$—
Cash flows from operating activities:
Net earnings	31,252	27,723	57,508	46,926
Adjustments for:
Depreciation and amortization	5,871	4,604	17,028	12,696
Future income taxes	1,586	1,812	4,445	1,586
Other	515	2,138	1,330	1,986

	39,224	36,277	80,311	63,194
Net changes in non-cash working capital balances:
Accounts receivable	(7,711)	8,115	(27,523)	19,265
Inventories	16,968	41,363	(12,906)	40,269
Prepaid expenses and deposits	522	16	(2,444)	(1,080)
Accounts payable and accrued liabilities	1,261	602	13,764	(18,042)
Income taxes payable	4,589	1,106	2,431	2,742

	54,853	87,479	53,633	106,348
Cash flows from financing activities:
Decrease in revolving bank loan	—	(42,562)	—	(35,083)
Repayment of capital leases and other long-term debt	(1,575)	(864)	(4,842)	(3,617)
Increase in unsecured debt	—	2,515	151	2,515
Proceeds from the issuance of shares	1,490	1,243	5,037	3,082

	(85)	(39,668)	346	(33,103)
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(13,562)	(22,960)	(46,117)	(47,770)
Decrease (increase) in other assets	105	542	345	(82)

	(13,457)	(22,418)	(45,772)	(47,852)
Effect of exchange rate changes on cash and cash equivalents	(6,452)	(813)	(10,605)	(813)

Cash and cash equivalents, end of period	$68,507	$24,580	$68,507	$24,580

GILDAN ACTIVEWEAR INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

	July 6, 2003	September 29, 2002	June 30, 2002
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$68,507	$70,905	$24,580
Accounts receivable	101,678	87,746	104,513
Inventories	125,876	112,971	138,082
Prepaid expenses and deposits	5,985	3,657	5,317
Future income taxes	4,155	5,028	6,095

	306,201	280,307	278,587
Fixed assets	235,740	209,247	190,626
Other assets	4,776	7,085	4,763

Total assets	$546,717	$496,639	$473,976

Current liabilities:
Accounts payable and accrued liabilities	$82,938	$82,168	$79,499
Income taxes payable	5,429	3,063	4,445
Current portion of long-term debt	27,347	6,249	6,807

	115,714	91,480	90,751
Long-term debt	74,661	114,866	116,234
Future income taxes	23,889	20,385	18,129
Shareholders' equity:
Share capital	109,962	104,925	103,444
Contributed surplus	323	323	323
Retained earnings	222,168	164,660	145,095

	332,453	269,908	248,862

Total liabilities and shareholders' equity	$546,717	$496,639	$473,976

QuickLinks

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T-1P5 (Address of Principal Executive Offices)
SIGNATURES
EXHIBIT
EXHIBIT 1
Gildan Activewear Announces Record Quarterly Sales and Earnings — EPS Up 11.7% From Fiscal 2002, Due to Impact of New Low-Cost Capacity Additions and Continuing Sales Growth — — Appointment of Lead Director also Announced —
GILDAN ACTIVEWEAR INC. CONSOLIDATED STATEMENTS OF EARNINGS (In thousands of Canadian dollars, except per share data)
GILDAN ACTIVEWEAR INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of Canadian dollars)
GILDAN ACTIVEWEAR INC. CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars)